UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 8, 2017

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics N.V.’s First Quarter Ended April 1, 2017:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended April 1, 2017; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended April 1, 2017 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2017 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and Notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended April 1, 2017 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2017.

•	Other Developments in the first quarter of 2017.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended April 1, 2017, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first three months of 2017 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2017 ended on April 1, 2017. The second quarter will end on July 1, the third quarter will end on September 30 and the fourth quarter will end on December 31, 2017. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2016 and 2017.

	Q1	Q2	Q3	Q4
	Days
2016	93	91	91	91
2017	91	91	91	92

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	April 1, 2017	December 31, 2016	April 2, 2016	Sequential	Year-Over-Year
	(In millions, except per share amounts)
Net revenues	$1,821	$1,859	$1,613	(2.1)%	12.9%
Gross profit	685	698	538	(1.7)	27.4
Gross margin as percentage of net revenues	37.6%	37.5%	33.4%	+10bps	+420bps
Operating income (loss)	129	129	(33)	-	-
Net income (loss) attributable to parent company	108	112	(41)	-	-
Earnings per share	$0.12	$0.13	$(0.05)	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues remained substantially flat in the first quarter of 2017 on a sequential basis for both the TAM and the SAM, at approximately $93 billion and $41 billion, respectively. On a year-over-year basis, the TAM increased by approximately 18% while the SAM increased by approximately 14%.

First quarter 2017 revenues amounted to $1,821 million, a 2.1% sequential decrease; a better than seasonal performance and 30 basis points above the midpoint of our released guidance. On a sequential basis, both Analog and MEMS Group (AMG) and Automotive and Discrete Group (ADG) performed better than our average, with AMG revenues up by 1.6% and ADG down by 1.2%. On a sequential basis, Microcontrollers and Digital ICs Group (MDG) revenues decreased by 2.8% due to lower sales of discontinued businesses partially offset by growth in general purpose microcontrollers. As expected, Imaging Product Division revenues, reported in Others, decreased sequentially reflecting seasonality.

On a year-over-year basis, first quarter net revenues increased by 12.9% on solid growth across all product families. Analog and MEMS Group (AMG) revenues increased 19.9% compared to the year-ago period driven by strong growth in MEMS and analog products. Microcontrollers and Digital ICs Group (MDG) revenues increased year-over-year by 11.4%, or 14.6% excluding discontinued businesses, mainly due to strong growth in general purpose microcontrollers and growth in digital products. Automotive and Discrete Group (ADG) revenues increased year-over-year by 5.6% reflecting growth in automotive and strong growth in power discrete products. Imaging Product Division revenues in the first quarter more than doubled compared to the year-ago quarter driven by our Time-of-Flight technology.

Compared to the served market, our revenue performance was below the SAM both on a year-over-year and on a sequential basis.

Our effective average exchange rate for the first quarter of 2017 was $1.08 for €1.00 compared to $1.10 for €1.00 in both the fourth quarter of 2016 and the first quarter of 2016. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our first quarter 2017 gross margin was 37.6% of revenues, 60 basis points above the midpoint of our released guidance. On a sequential basis, gross margin increased 10 basis points, better than normal seasonality, mainly benefiting from favorable product mix together with improved manufacturing efficiencies, lower unused capacity charges and favorable currency effects, net of hedging, offset by normal beginning of year pricing changes for major customers. Gross margin improved 420 basis points year-over-year, benefiting from strongly improved manufacturing efficiencies, favorable product mix, lower unused capacity charges and favorable currency effects, net of hedging, partially offset principally by normal price pressure.

Our aggregated selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $568 million, substantially flat compared to $570 million in the prior quarter, and to $571 million in the year-ago quarter. On a sequential basis, operating expenses were positively impacted by favorable currency effects, net of hedging, the benefits from the set-top box restructuring plan, offset by salary dynamic and lower vacation days compared to the previous quarter. On a year-over-year basis, operating expenses were favorably impacted by the benefits from the set-top box restructuring plan and favorable currency effects, net of hedging, offset by salary dynamic, some selected increase in headcount, mainly in Imaging, regional marketing and Automotive, as well as an increased level of R&D activities.

Other income and expenses, net, amounted to $17 million, decreasing compared to $25 million in the previous quarter and $28 million in the year-ago quarter, of which both recorded a higher level of R&D grants.

Impairment and restructuring charges in the first quarter 2017 were $5 million, compared to $24 million and $28 million in the prior and year-ago quarters, respectively, and related principally to the set-top box restructuring plan.

In the first quarter of 2017, our operating income was $129 million, flat compared to the fourth quarter of 2016 and improving from a loss of $33 million in the year-ago quarter. Excluding impairment and restructuring charges, the first quarter of 2017 operating income was $134 million, compared to an income of $153 million in the previous quarter and a loss of $5 million in the year-ago period. Sequentially, the deterioration in our operating result before impairment and restructuring charges was mainly due to lower revenues. Compared to the year-ago period, the improvement of our operating result before impairment and restructuring charges was mainly due to higher revenues, improved product mix, manufacturing efficiencies, better fab loading and benefits from the set-top box restructuring plan.

Our net cash from operating activities was positive at $289 million and net cash used in investing activities was $227 million, allowing us to generate a positive free cash flow (non U.S. GAAP measure) of $62 million for the first quarter of 2017. In the period, our net cash variation, including the net cash used in financing activities, comprised of the dividend payment of $53 million, was positive $12 million.

Entering the second quarter, we continue to see healthy demand, with strong booking trends across all our product groups and regions. Based on this, we expect, for the second quarter of 2017, a sequential increase in net revenues by about 5.0% plus or minus 3.5 percentage points, representing year-over-year growth of about 12.3% at the mid-point of our guidance range. We also anticipate another quarter of margin expansion with gross margin to be about 38.1% plus or minus 2.0 percentage points, leading to strong year-over-year improvement in operating and net income.

This outlook is based on an assumed effective currency exchange rate of approximately $1.08 = €1.00 for the 2017 second quarter and includes the impact of existing hedging contracts. The second quarter will close on July 1, 2017.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the first quarter of 2017

On April 27, we announced the main resolutions to be submitted for adoption at the Company’s Annual General Meeting of Shareholders which will be held in Amsterdam, the Netherlands, on June 20, 2017. The main resolutions, proposed by the Supervisory Board, include:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on April 27, 2017;

•
The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018 to shareholders of record in the month of each quarterly payment;

•
The appointment of Mr. Frederic Sanchez as new member of the Supervisory Board, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, in replacement of Mr. Didier Lombard whose mandate will expire at the end of the 2017 Annual General Meeting of Shareholders;

•
The reappointment, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Jean-Georges Malcor, Alessandro Rivera and Maurizio Tamagnini;

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board for a one-year term;

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees;

•	The approval of the stock-based portion of the compensation of the President and CEO;

•
The authorization to the Managing Board, for eighteen months following the Annual General Meeting of Shareholders, to repurchase shares within pre-defined conditions and subject to the approval of the Supervisory Board; and

•
The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months within pre-defined limit.

On April 27, we announced the appointment of Jean-Marc Chery as Deputy CEO, effective July 1, 2017. Chery currently serves as Chief Operating Officer and, in his new role, he will continue to report to Carlo Bozotti, ST’s President and CEO. In this new role, Chery will hold overall responsibility for Technology and Manufacturing as well as for Sales and Marketing. A new organization will be also put in place. Its goal is to continue to build on the success of ST’s strategy, focused on Smart Driving and Internet of Things, with a strong market-driven and innovation approach. ST’s Executive Team members will be:

•	Orio Bellezza, President, Global Technology and Manufacturing
•	Marco Cassis, President, Global Sales and Marketing
•	Claude Dardanne, President, Microcontrollers and Digital ICs Group
•	Carlo Ferro, Chief Financial Officer and President, Finance, Legal, Infrastructure and Services
•	Marco Monti, President, Automotive and Discrete Group
•	Georges Penalver, Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality
•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

These appointments and new organization are effective July 1st, 2017, upon shareholder approval of the reappointment of Carlo Bozotti as the sole member of the Managing Board and President and CEO of ST, at the Company’s next Annual General Meeting.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full-custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•
Analog and MEMS Group (AMG), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators.

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as set-top box ICs or former ST-Ericsson products.

“Others” includes all the financial values related to the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

First Quarter 2017 vs. Fourth Quarter 2016 and First Quarter 2016

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	April 1, 2017		December 31, 2016		April 2, 2016
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$1,818	99.8%	$1,846	99.3%	$1,605	99.5%
Other revenues	3	0.2	13	0.7	8	0.5
Net revenues	1,821	100.0	1,859	100.0	1,613	100.0
Cost of sales	(1,136)	(62.4)	(1,161)	(62.5)	(1,075)	(66.6)
Gross profit	685	37.6	698	37.5	538	33.4
Selling, general and administrative	(234)	(12.8)	(230)	(12.4)	(229)	(14.2)
Research and development	(334)	(18.3)	(340)	(18.3)	(342)	(21.2)
Other income and expenses, net	17	0.9	25	1.4	28	1.7
Impairment, restructuring charges and other related closure costs	(5)	(0.3)	(24)	(1.3)	(28)	(1.7)
Operating income (loss)	129	7.1	129	6.9	(33)	(2.0)
Interest expense, net	(4)	(0.3)	(5)	(0.3)	(5)	(0.4)
Income (loss) on equity-method investments	-	-	(1)	-	-	-
Income (loss) before income taxes and noncontrolling interest	125	6.8	123	6.6	(38)	(2.4)
Income tax expense	(16)	(0.8)	(9)	(0.5)	(2)	(0.1)
Net income (loss)	109	6.0	114	6.1	(40)	(2.5)
Net income attributable to noncontrolling interest	(1)	(0.1)	(2)	(0.1)	(1)	-
Net income (loss) attributable to parent company	$108	5.9%	$112	6.0%	$(41)	(2.5)%

Net revenues

	Three Months Ended			% Variation
	April 1, 2017	December 31, 2016	April 2, 2016	Sequential	Year-Over-Year
	(In millions)
Net sales	$1,818	$1,846	$1,605	(1.6)%	13.3%
Other revenues	3	13	8	(73.6)	(56.4)
Net revenues	$1,821	$1,859	$1,613	(2.1)%	12.9%

Our first quarter 2017 net revenues decreased sequentially by 2.1%, better than the 2.4% midpoint of our guidance. The sequential decrease resulted from a decrease in volume of approximately 8%, partially offset by an increase of approximately 6% in average selling prices, which was entirely due to an improved product mix, partially offset by pure pricing effect.

On a year-over-year basis, our net revenues increased by 12.9% as a result of an approximate 28% increase of volume, partially offset by a 15% decrease in average selling prices, mainly due to the product mix and, to a lesser extent, to price pressure. Excluding the impact certain businesses undergoing a phase-out including former ST-Ericsson products, camera modules and set-top box, our revenues increased by 14.1%.

No customer exceeded 10% of our total net revenues in the first quarter of 2017 or in the prior and year-ago quarters.

Net revenues by product group

	Three Months Ended			% Variation
	April 1, 2017	December 31, 2016	April 2, 2016	Sequential	Year-Over-Year
	(In millions)
Automotive and Discrete Group (ADG)	$708	$716	$671	(1.2)%	5.6%
Analog and MEMS Group (AMG)	443	436	369	1.6	19.9
Microcontrollers and Digital ICs Group (MDG)	593	610	532	(2.8)	11.4
Others	77	97	41	-	-
Total consolidated net revenues	$1,821	$1,859	$1,613	(2.1)%	12.9%

On a sequential basis, ADG revenues decreased 1.2% mainly due to lower sales of both automotive and power discrete products, driven by a decrease of 10% in volumes, partially compensated by an increase of 9% in average selling prices, both mostly driven by a different product mix. AMG revenues increased by 1.6% driven by both MEMS and analog products. The increase in AMG revenues was principally due to a 2% increase in average selling prices, mainly due to a better product mix. MDG revenues decreased by 2.8% with lower volumes of 8%, partially offset by higher average selling prices of 5%, mainly impacted by a more favorable product mix. The MDG revenue decrease is mainly due to lower sales of discontinued businesses partially offset by growth in general purpose microcontrollers. Imaging Products Division revenues, reported in Others, decreased their revenues sequentially reflecting seasonality.

On a year-over-year basis, first quarter net revenues increased by 12.9% with solid growth across most of the product families. ADG revenues increased 5.6% compared to the year-ago period, reflecting growth in automotive and strong growth in power discrete products. The increase was entirely due to higher volumes of about 45%, offset to a large extent by a decline in average selling prices of about 39%, driven by power discrete product mix. AMG revenues increased 19.9% compared to the year-ago period driven by strong growth in MEMS and analog products. The increase was almost entirely due to higher volumes of about 19%, while average selling prices increased by 1%. MDG revenues increased 11.4%, mainly due to strong growth in general purpose microcontrollers and growth in digital products partially offset by the decline of discontinued businesses. The increase in MDG revenues is supported by higher volumes of 15% partially offset by a decline in average selling prices. Imaging Product Division revenues in the first quarter more than doubled compared to the year-ago quarter driven by ST’s Time-of-Flight technology.

In the first quarter of 2017, “Others” mainly included revenues of our Imaging Product Division, as well as the revenues of Subsystem products.

Net Revenues by Market Channel (1)

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016

OEM	66%	67%	67%
Distribution	34	33	33
Total	100%	100%	100%
____________

(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our revenues in Distribution amounted to 34% of our total revenues, increasing sequentially and on a year-over-year basis.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	April 1, 2017	December 31, 2016	April 2, 2016	Sequential	Year-Over- Year
	(In millions)
EMEA	$501	$465	$464	7.6%	8.0%
Americas	260	266	246	(2.4)	5.7
Asia Pacific	1,060	1,128	903	(6.0)	17.4
Total	$1,821	$1,859	$1,613	(2.1)%	12.9%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By region of shipment, EMEA grew revenues sequentially 7.6%, while Asia Pacific and the Americas declined by 6.0% and 2.4%, respectively. The increase in EMEA was mainly supported by automotive and power discrete products, while the decrease in Asia Pacific was mainly due to automotive and digital. On a year-over-year basis, Asia Pacific, EMEA and the Americas grew 17.4%, 8.0% and 5.7%, respectively. The growth in Asia Pacific was supported by all product groups, whereas EMEA grew mainly in automotive and microcontrollers.

Gross profit

	Three Months Ended			Variation
	April 1, 2017	December 31, 2016	April 2, 2016	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,136)	$(1,161)	$(1,075)	2.3%	(5.7)%
Gross profit	$685	$698	$538	(1.7)%	27.4%
Gross margin (as percentage of net revenues)	37.6%	37.5%	33.4%	+10 bps	+420 bps

In the first quarter of 2017, gross margin was 37.6%, 60 basis points above the midpoint of our guidance. Sequentially, gross margin increased by approximately 10 basis points, better than normal seasonality, mainly due to a more favorable product mix, improved manufacturing efficiency and lower unused capacity charges ($1 million in the first quarter of 2017 compared to $4 million in the fourth quarter of 2016), partially offset by price erosion.

On a year-over-year basis, gross margin improved by approximately 420 basis points, benefiting from manufacturing efficiency, a more favorable product mix, favorable currency effects, net of hedging and lower unused capacity charges, more than offsetting the sale price reduction. Unused capacity charges amounted to $10 million in the year-ago quarter.

Operating expenses

	Three Months Ended			Variation
	April 1, 2017	December 31, 2016	April 2, 2016	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(234)	$(230)	$(229)	(2.1)%	(2.5)%
Research and development expenses	(334)	(340)	(342)	1.9	2.4
Total operating expenses	$(568)	$(570)	$(571)	0.3%	0.4%
As percentage of net revenues	(31.2)%	(30.6)%	(35.4)%	-60 bps	+420 bps

First quarter 2017 operating expenses remained substantially flat sequentially and on a year-over-year basis. Sequentially, operating expenses were positively impacted by favorable currency effects, net of hedging, the benefits from the set-top box restructuring plan resulting in lower R&D activities, offset by salary dynamic and reduced vacation days compared to the previous quarter. On a year-over-year basis, our operating expenses were favorably impacted by the benefits from the set-top box restructuring plan and favorable currency effects, net of hedging, offset by salary dynamic, some selected increase in headcount, mainly in Imaging, regional marketing and Automotive, as well as increased level of R&D activities.

First quarter 2017, R&D expenses were net of research tax credits, which amounted to $23 million compared to $20 million and $26 million in the prior and year-ago quarter, respectively.

Other income and expenses, net

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Research and development funding	$16	$24	$25
Phase-out and start-up costs	-	-	(2)
Exchange gains, net	1	1	2
Patent costs, net of reversal of unused provisions	-	(2)	(1)
Gain on sale of businesses and non-current assets	1	1	1
Other, net	(1)	1	3
Other income and expenses, net	$17	$25	$28
As percentage of net revenues	0.9%	1.4%	1.7%

In the first quarter of 2017, we recognized other income, net of $17 million, decreasing sequentially and year-over-year mainly due to lower income from R&D funding, since a portion of Nano2017 R&D funding, for the current year 2017, is subject to a pay-back clause and in consequence offset with the recognition of a liability relating to the contingent feature.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Impairment, restructuring charges and other related closure costs	$(5)	$(24)	$(28)

In the first quarter of 2017, we recorded $5 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $8 million of restructuring charges related to the set-top box plan; (ii) $2 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; and (iii) $5 million reversal on provisions related to previously announced restructuring plans, mainly the EPS restructuring plan, for which accrued provisions were not fully used at completion of the plan.

In the fourth quarter of 2016, we recorded $24 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $23 million relating to employee termination costs on the set-top box plan and (ii) $1 million for other related closure costs.

In the first quarter of 2016, we recorded $28 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $26 million of restructuring charges related to the set-top box plan; (ii) $1 million of impairment charges of certain long-lived assets; and (iii) $1 million of other restructuring charges related to former restructuring plans.

Operating income (loss)

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Operating income (loss)	$129	$129	$(33)
In percentage of net revenues	7.1%	6.9%	(2.0)%

The first quarter of 2017 registered an operating income of $129 million, flat compared to the prior quarter and significantly improving from an operating loss of $33 million in the year-ago quarter. Sequentially, the operating results remained flat mainly due to higher gross margin, and lower impairment and restructuring charges, being partially offset by lower revenues and lower other income. Compared to the year-ago period, the improvement in our operating results was mainly due to higher revenues, better gross margin, lower impairment and restructuring charges only partially offset by lower other income.

Operating income (loss) by product group

	Three Months Ended
	April 1, 2017		December 31, 2016		April 2, 2016
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$38	5.4%	$53	7.3%	$39	5.7%
Analog and MEMS Group (AMG)	45	10.1	41	9.4	2	0.5
Microcontrollers and Digital ICs Group (MDG)	60	10.2	59	9.7	(3)	(0.6)
Others(1)	(14)	-	(24)	-	(71)	-
Total operating income (loss)	$129	7.1%	$129	6.9%	$(33)	(2.0)%
____________
(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products, as well as items not allocated to the segments, such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to the segments.

On a sequential basis, ADG’s first quarter operating income decreased to $38 million from $53 million, mainly impacted by normal beginning of year pricing changes in automotive and unfavorable product mix. AMG’s operating income improved from $41 million to $45 million, largely driven by MEMS. MDG registered an operating income of $60 million, slightly improving from the prior quarter.

Compared to a year ago, all groups, with the exception of ADG which was stable, strongly improved their operating results due to increased revenues and improved gross profit. AMG’s operating results improved by $43 million supported by both Analog and MEMS, while the improvement of MDG’s operating results was almost entirely driven by Digital, as a result of the set-top box restructuring plan.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Total operating income of segments	$143	$153	$38
Impairment, restructuring charges and other related closure costs	(5)	(24)	(28)
Unallocated manufacturing results	1	(3)	(15)
Operating results of other businesses	(5)	12	(24)
Strategic and other research and development programs and other non-allocated provisions(1)	(5)	(9)	(4)
Total operating loss Others	(14)	(24)	(71)
Total consolidated operating income (loss)	$129	$129	$(33)
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Interest expense, net	$(4)	$(5)	$(5)

In the first quarter of 2017, we recorded a net interest expense of $4 million, substantially flat both sequentially and on a year-over-year basis, of which $5 million non-cash interest expense related to the dual tranche senior unsecured convertible bonds issued on July 3, 2014 (the “Senior Bonds”).

Income (loss) on equity-method investments

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Income (loss) on equity-method investments	-	$(1)	-

In the fourth quarter of 2016 we recorded a $1 million loss, mainly related to our investment in Incard do Brazil.

Income tax expense

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Income tax expense	$(16)	$(9)	$(2)

During the first quarter of 2017, we registered an income tax expense of $16 million, reflecting the annual effective tax rate estimated in each of our jurisdictions, applied to the first quarter consolidated result before taxes. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net income (loss) attributable to parent company

	Three Months Ended
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Net income (loss) attributable to parent company	$108	$112	$(41)
As percentage of net revenues	5.9%	6.0%	(2.5)%

For the first quarter of 2017, we reported a net income attributable to parent company of $108 million, compared to a $112 million income in the prior quarter and a $41 million loss in the year-ago quarter. The first quarter 2017 net income represented diluted earnings per share of $0.12 compared to $(0.05) in the prior-year quarter and $0.13 in the prior quarter.

We also present Adjusted Diluted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because they measure our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.

Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:

	Year Ended December 31,
	April 1, 2017	December 31, 2016	April 2, 2016
	(In million, except U.S. dollars per share and shares outstanding)
Net income (loss) attributable to parent company	$108	$112	$(41)
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	4	25	25
Convertible debt interest, net of tax	6	-	-
Adjusted net income attributable to parent company	$118	$137	$(16)

Weighted average shares outstanding	973,899,715	888,941,219	878,561,830
Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.12	$0.15	$(0.02)

Legal Proceedings

For a discussion of legal proceedings, see Note 24 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time the prices in the industry tend to align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Interim Consolidated Statements of Income for the three months ended April 1, 2017 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.08 for €1.00 in the first quarter of 2017 compared to $1.10 for €1.00 in both the fourth quarter of 2016 and the first quarter of 2016. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of April 1, 2017, the outstanding hedged amounts were €829 million to cover manufacturing costs and €522 million to cover operating expenses, both at an average exchange rate of about $1.11 for €1.00 (considering the collars at upper strike), maturing over the period from April 4, 2017 to July 31, 2018. As of April 1, 2017, measured with respect to the exchange rate at period closing of about $1.07 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $16 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $44 million before tax at December 31, 2016.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of April 1, 2017, the outstanding hedged amounts were SGD 127 million at an average exchange rate of about SGD 1.40 to $1.00 maturing over the period from April 6, 2017 to March 1, 2018. As of April 1, 2017, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of less than $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $3 million before tax at December 31, 2016.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In the first quarter of 2017, as a result of our cash flow hedging, we recorded a net loss of $17 million, consisting of a loss of about $1 million to selling, general and administrative expenses, $5 million to research and development and a loss of about $11 million to costs of goods sold, while in the comparable quarter in 2016, we recorded a net loss of $12 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $1 million recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the first quarter of 2017.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At April 1, 2017, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the Senior Bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At April 1, 2017, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 1.13%. At the same date, the average interest rate on our outstanding debt was 2.37% including the non-cash effective interest of the convertible bonds, while the average rate of the cash interest rate was only 0.87%.

Impact of Changes in Equity Prices

As of April 1, 2017, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 18 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first three months of 2017, our net cash increased by $12 million, due to the net cash from operating activities exceeding the net cash used in financing and investing activities.

The components of our cash flow for the comparable periods are set forth below:

	Three Months Ended
	April 1, 2017	April 2, 2016
	(In millions)
Net cash from operating activities	$289	$141
Net cash used in investing activities	(227)	(110)
Net cash used in financing activities	(53)	(107)
Effect of changes in exchange rates	3	2
Net cash decrease	$12	$(74)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first three months of 2017 was $289 million increasing compared to $141 million in the prior-year period mainly due to improved net result.

Net cash used in investing activities. Investing activities used $227 million of cash in the first quarter of 2017, increasing when compared to the $110 million in the prior-year period. Payments for the purchase of tangible assets, net of proceeds, totaled $219 million, compared to $100 million registered in the prior year period.

Net cash used in financing activities. Net cash used in financing activities was $53 million for the first three months of 2017, compared to the $107 million used for the first three months of 2016 and consisted of dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended
	April 1, 2017	April 2, 2016
	(In millions)
Net cash from operating activities	$289	$141
Net cash used in investing activities	(227)	(110)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, and net variation for JV deconsolidation	-	-
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(227)	(110)
Free Cash Flow (non U.S. GAAP measure)	$62	$31
_____________

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses.

Free Cash Flow was positive $62 million for the first quarter of 2017, compared to positive $31 million for the first quarter of 2016.

Net Financial Position (non U.S. GAAP measure).

Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	April 1, 2017	December 31, 2016	April 2, 2016
	(In millions)
Cash and cash equivalents	$1,641	$1,629	$1,697
Marketable securities	335	335	343
Total financial resources	1,976	1,964	2,040
Short-term debt	(117)	(117)	(173)
Long-term debt	(1,341)	(1,334)	(1,428)
Total financial debt	(1,458)	(1,451)	(1,601)
Net Financial Position	$518	$513	$439

Our Net Financial Position as of April 1, 2017 was a net cash position of $518 million, slightly increasing compared to the net financial position of $513 million at December 31, 2016.

Cash and cash equivalents amounted to $1,641 million as at April 1, 2017, as a result of our cash flow evolution as presented above.

Marketable securities amounted to $335 million as at April 1, 2017 and consisted of U.S. Treasury Bonds available for sale.

Financial debt was $1,458 million as at April 1, 2017, composed of: (i) $117 million of current portion of long-term debt and (ii) $1,341 million long-term debt. The breakdown of our total financial debt included: (i) $508 million in European Investment Bank loans (the “EIB Loans”), (ii) $931 million in the Senior Bonds, and (iii) $19 million in loans from other funding programs. The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $214 million remained outstanding as of April 1, 2017. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $294 million is outstanding as of April 1, 2017.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant dividend adjustment symmetric provision, which corresponds to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied or are callable by the issuer upon certain conditions, in both cases on a full-cash, full-shares or net-share settlement basis at issuer’s decision. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.40% and Tranche B: 3.22%, including 1% p.a. nominal interest). The diluted EPS includes the dilutive effect of our Senior Bonds. As at April 1, 2017, the holders of Tranche A bonds have full conversion rights and the conversion options were in the money.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with stable outlook; Moody’s: “Ba1” with stable outlook and on February 28, 2017, Fitch affirmed our senior unsecured rating of BBB- and revised the outlook from stable to positive.

As of April 1, 2017, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2017	2018	2019	2020	2021	Thereafter
	(In millions)
Long-term debt (including current portion)	1,526	117	115	715	115	461	3

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on increased demand and ongoing strategic initiatives, including new specialized products, we are accelerating our capital spending, aligned to the substantial revenue opportunities we see this year, particularly in the second half. This will result in a temporary increase in capex spending. We anticipated a range of approximately $1.0 - $1.1 billion for 2017 and we are currently in the process of reviewing our capital plan for the second half of the year in light of higher demand. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support new products. In particular, we anticipate a newly won program to ramp with substantial revenues in the second half of 2017. Our 2017 capex plan is highly frontloaded in timing, aiming to set capacity for the new program starting production in the second half of 2017 and to fulfill the increased demand as early as possible. We see 2017 as a special period, with unique new product opportunities which require internal manufacturing due to technology specialization. We anticipate returning, from 2018 onwards, to our strategic capital spending model with capex at or below 10% of sales through the cycle. The most important of our 2017 capital expenditure projects are expected to be: (a) for our front end facilities: (i) in our 300 mm fab in Crolles, expanding within existing infrastructure capacity to support the production ramp up of a new program from the second half of 2017 onward; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes, including the Silicon Carbide (SiC) technology; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate, Italy, as well as the expansion of facilities and the increase of capacity in our 200mm fabs in Catania, Italy and Singapore; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities: (i) capacity growth on certain package families, to sustain market demand and secure ramp up of specialty products for strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. Based on the activity of each sponsored project, from the beginning of the program to the end of the first quarter of 2017, we have recognized grants for a cumulated amount of €368 million. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding. Additionally, a portion of Nano2017 program is subject to a payback clause (“financial return”), depending on the future cumulated sales for certain products within the scope of the funded program on the period from 2018 to 2023. The financial return corresponds to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. Based on current visibility, we estimate the return rate to reach 108%.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at April 1, 2017.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.

Backlog and Customers

During the first quarter of 2017, our booking plus net frames orders increased substantially compared to the fourth quarter of 2016 across all our product groups and regions. We entered the second quarter 2017 with a backlog higher than the level we had when entering the first quarter 2017. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first quarter of 2017, no customer accounted for more than 10% of our total net revenues. There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

•	Customer demand that differs from projections;

•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	The loading, product mix, and manufacturing performance of our production facilities;

•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;

•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	April 01,	April 02,
In million of U.S. dollars except per share amounts	2017	2016

Net sales	1,818	1,605
Other revenues	3	8
Net revenues	1,821	1,613
Cost of sales	(1,136)	(1,075)
Gross profit	685	538
Selling, general and administrative	(234)	(229)
Research and development	(334)	(342)
Other income and expenses, net	17	28
Impairment, restructuring charges and other related closure costs	(5)	(28)
Operating income (loss)	129	(33)
Interest expense, net	(4)	(5)
Income (loss) on equity-method investments	-	-
Income (loss) before income taxes and noncontrolling interest	125	(38)
Income tax expense	(16)	(2)
Net income (loss)	109	(40)
Net income attributable to noncontrolling interest	(1)	(1)
Net income (loss) attributable to parent company	108	(41)

Earnings per share (Basic) attributable to parent company stockholders	0.12	(0.05)
Earnings per share (Diluted) attributable to parent company stockholders	0.12	(0.05)

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	April 01,	April 02,
In million of U.S. dollars	2017	2016

Net income (loss)	109	(40)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	24	89
Foreign currency translation adjustments	24	89
Net unrealized gains arising during the period	-	7
Net unrealized gains (losses) on securities	-	7
Net unrealized (losses) gains arising during the period	14	43
Less : reclassification adjustment for losses included in net income (loss)	17	12
Net unrealized gains (losses) on derivatives	31	55
Net gains (losses) arising during the period	2	2
Defined benefit pension plans	2	2
Other comprehensive (loss) income, net of tax	57	153
Comprehensive income (loss)	166	113
Less : comprehensive income attributable to noncontrolling interest	1	2
Comprehensive income (loss) attributable to the company’s stockholders	165	111

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	As at

	April 01,	December 31,
In million of U.S. dollars	2017	2016
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,641	1,629
Marketable securities	335	335
Trade accounts receivable, net	946	939
Inventories	1,201	1,173
Other current assets	351	311
Total current assets	4,474	4,387
Goodwill	117	116
Other intangible assets, net	188	195
Property, plant and equipment, net	2,489	2,287
Non-current deferred tax assets	534	528
Long-term investments	57	57
Other non-current assets	467	434
	3,852	3,617
Total assets	8,326	8,004

Liabilities and equity
Current liabilities:
Short-term debt	117	117
Trade accounts payable	757	620
Other payables and accrued liabilities	777	750
Dividends payable to stockholders	6	59
Accrued income tax	47	42
Total current liabilities	1,704	1,588

Long-term debt	1,341	1,334
Post-employment benefit obligations	354	347
Long-term deferred tax liabilities	5	5
Other long-term liabilities	150	134
	1,850	1,820
Total liabilities	3,554	3,408

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,095,420 shares issued, 883,530,762 shares outstanding)	1,157	1,157
Capital surplus	2,828	2,818
Retained earnings	538	431
Accumulated other comprehensive income	428	371
Treasury stock	(241)	(242)
Total parent company stockholders’ equity	4,710	4,535
Noncontrolling interest	62	61
Total equity	4,772	4,596

Total liabilities and equity	8,326	8,004

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	April 01,	April 02,
In million of U.S. dollars	2017	2016

Cash flows from operating activities:
Net income (loss)	109	(40)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	154	184
Interest and amortization of issuance costs on convertible bonds	5	5
Non-cash stock-based compensation	10	11
Other non-cash items	(25)	(28)
Deferred income tax	(1)	(17)
Impairment, restructuring charges and other related closure costs, net of cash payments	(4)	15
Changes in assets and liabilities:
Trade receivables, net	(4)	(65)
Inventories	(22)	(22)
Trade payables	25	96
Other assets and liabilities, net	42	2
Net cash from operating activities	289	141

Cash flows from investing activities:
Payment for purchase of tangible assets	(220)	(101)
Proceeds from sale of tangible assets	1	1
Payment for purchase of intangible assets	(8)	(10)
Net cash used in investing activities	(227)	(110)

Cash flows from financing activities:
Repayment of long-term debt	-	(19)
Dividends paid to stockholders	(53)	(88)
Net cash used in financing activities	(53)	(107)
Effect of changes in exchange rates	3	2
Net cash increase (decrease)	12	(74)
Cash and cash equivalents at beginning of the period	1,629	1,771
Cash and cash equivalents at end of the period	1,641	1,697

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2015 (Audited)	1,157	2,779	(289)	525	460	61	4,693
Stock-based compensation expense		39	47	(47)			39
Comprehensive income (loss):
Net income				165		5	170
Other comprehensive income (loss), net of tax					(89)	1	(88)
Comprehensive income (loss)							82
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(212)			(212)
Balance as of December 31, 2016 (Audited)	1,157	2,818	(242)	431	371	61	4,596
Stock-based compensation expense		10	1	(1)			10
Comprehensive income (loss):
Net income				108		1	109
Other comprehensive income (loss), net of tax					57		57
Comprehensive income (loss)							166
Balance as of April 01, 2017 (Unaudited)	1,157	2,828	(241)	538	428	62	4,772

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on April 1, 2017, its second quarter will end on July 1, its third quarter will end on September 30 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2016. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2017.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

•
determination of the income tax expense estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2017

The Company adopted on January 1, 2017 the simplified presentation guidance on the balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as non-current elements in a classified balance sheet. Former guidance requires an entity to separate deferred income tax assets and liabilities into current and non-current amounts. The new guidance does not change current practice for offsetting and presenting as a single amount deferred tax assets and liabilities of a tax-paying component of an entity. The Company adopted the new guidance retrospectively and changed the presentation of deferred tax assets and liabilities accordingly for the consolidated balance sheet as at December 31, 2016. Upon adoption, the Company reclassified $95 million from the line “Deferred tax assets” of total current assets and $4 million from the line “Long-term deferred tax liabilities” to the line “Non-current deferred tax assets” on the consolidated balance sheet as at December 31, 2016.

The Company adopted on January 1, 2017 the new guidance on employee share-based payment accounting. The guidance includes multiple provisions intended to simplify accounting, which impacts income tax accounting, earnings per share, estimates relating to forfeitures and the statement of cash flows. The Company has elected to continue to use assumptions to estimate forfeitures. The recognition of all excess tax benefits and tax deficiencies as income tax expense, the simplification of the calculation of diluted EPS and the presentation of excess tax benefits as operating activities were applied prospectively and had no significant impact on the Company’s financial statements. The elimination of the requirement that excess tax benefits be realized before they can be recognized and the presentation of employee taxes paid as financing activities were applied retrospectively, with no significant impact on the Company’s consolidated financial statements.

The Company adopted on January 1, 2017 the simplified guidance on subsequent measurement of inventory. The new guidance requires inventory to be measured at the lower of cost and net realizable value, instead of at the lower of cost and market in previous guidance. Net realizable value, which is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation, was one of the three measures to be calculated in previous guidance to be compared to cost. The new guidance changes neither the calculation of net realizable value nor the way inventory cost is measured. The simplified guidance was applied prospectively and has had no impact on the Company’s subsequent measurement of inventory.

Accounting pronouncements that are not yet effective and have not been adopted by the Company

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers, updated in 2016 with finalized amendments addressing implementation issues. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures.

Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018, as the Company did not elect on January 1, 2017 early adoption. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; and (iii) allocation of the transaction price based on relative standalone selling prices. The Company is currently in the process of assessing the anticipated impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed to date, the Company generally anticipates substantially similar performance conditions under the amended guidance, as such no material impact on the Company’s revenue recognition practices is expected. The guidance provides companies with alternative methods of adoption and the Company is in the process of determining the method of adoption, which depends in part upon the completion of the evaluation of remaining revenue arrangements.

In January 2016, the FASB issued new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance relating to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting will generally be measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance is effective for public companies for fiscal years beginning December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on existing financial instruments.

In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The guidance is required to be applied with a modified retrospective approach and requires application at the beginning of the earliest comparative period presented. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In August and November 2016, the FASB issued amended guidance on clarifying the cash flow classification of certain topics in order to avoid diversity in practice. The issues addressed in August 2016 are debt prepayment or debt extinguishment costs (Issue 1); settlement of zero-coupon debt instruments (Issue 2); contingent consideration payments made after a business combination (Issue 3); proceeds from the settlement of insurance claims (Issue 4); proceeds from settlement of corporate-owned life insurance (COLI) policies, including bank-owned life insurance (BOLI) policies (Issue 5);

distributions received from equity method investments (Issue 6); beneficial interests in securitization transactions (Issue 7) and separately identifiable cash flows and application of the predominance principle (Issue 8). The new guidance issued in November 2016 addressed the presentation of restricted cash in the cash flow statement, by requiring that the financial statement explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, with a mandatory reconciliation of this total to amounts on the balance sheet and disclosure about the nature of the restrictions. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years, with early adoption permitted. The Company will adopt the new guidance when effective. The Company is currently assessing the impact those amendments may have on its consolidated statement of cash flows. Those impacts are primarily related to Issues 2, 3 and 6 and restricted cash.

In January 2017, and after issuing in October 2016 a narrow-scope amendment to the consolidation guidance, the FASB revised the definition of a business. In the amended guidance, an acquisition, to be considered as a business, will have to include an input and a substantive process that together significantly contribute to the ability to create outputs. Businesses without outputs will need to have an organized workforce to qualify as a business. Additionally, the amended guidance will narrow the term “outputs”.  The amended guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective.

In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017.

In March 2017, the FASB issued new guidance about the presentation of net periodic benefit cost in the consolidated statement of income. The service cost component of net periodic benefit cost will be presented in the same income statement line items as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in assets. The other components of the net periodic benefit cost will be presented separately from the line items that include the service cost and outside of any subtotal of operating income. These components will not be eligible for capitalization in assets. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, with early application permitted only starting January 1, 2017. The new guidance must be applied retrospectively, except for the limitation on the capitalization in assets, which will be applied prospectively. The Company has not elected early adoption and will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended
	April 1, 2017	April 2, 2016
Research and development funding	16	25
Phase-out and start-up costs	-	(2)
Exchange gains, net	1	2
Patent costs, net of reversal of unused provisions	-	(1)
Gain on sale of long-lived assets, net	1	1
Other, net	(1)	3
Total	17	28

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 25.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2017 are summarized as follows:

	Three months ended on April 1, 2017
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(8)	-	(8)
EPS restructuring plan	-	5	-	5
Other restructuring initiatives	-	(2)	-	(2)
Total	-	(5)	-	(5)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2016 are summarized as follows:

	Three months ended on April 2, 2016
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(20)	(6)	(26)
EPS restructuring plan	-	(1)	-	(1)
Long-lived asset impairment charge	(1)	-	-	(1)
Total	(1)	(21)	(6)	(28)

Impairment charges

No significant impairment charges were incurred in the first quarters of 2017 and 2016.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at April 1, 2017 are summarized as follows:

	Set-top Box restructuring plan	$600-650 million net opex plan	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2016	37	5	8	4	54
Charges incurred in 2017	8	-	-	2	10
Adjustments for unused provisions	-	-	(5)	-	(5)
Amounts paid	(9)	(1)	-	-	(10)
Currency translation effect	1	-	-	-	1
Provision as at April 1, 2017	37	4	3	6	50

•	$600-650 million net opex plan

In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis.

•	EPS restructuring plan

In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business. The Company recorded in the first quarter of 2017 a positive adjustment totaling $5 million for unused provisions.

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded in the first quarter of 2017 $8 million of restructuring charges for this plan relating to employee termination benefits, primarily for voluntary terminations in France.

•	Other restructuring initiatives

In 2017, the Company announced a restructuring plan affecting approximately 300 employees through voluntary leaves in one of its back-end operations. The Company recorded in the first quarter of 2017 $2 million of restructuring charges for this plan.

Total impairment, restructuring charges and other related closure costs

The $600-650 million net opex plan resulted in a total pre-tax charge of $115 million. The plan was substantially completed in 2014.

The EPS restructuring plan resulted in a total pre-tax charge of $62 million. The plan was substantially completed in 2015.

The Set-top Box restructuring plan is expected to result in pre-tax charges of approximately $170 million, of which $91 million were incurred as of April 1, 2017. In certain locations, the restructuring actions may last until 2018.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of employees involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

8.	Interest expense, Net

Interest expense, net consisted of the following:

	Three months ended
	April 1, 2017	April 2, 2016
Income	6	5
Expense	(10)	(10)
Total	(4)	(5)

Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in the first quarter of 2017 included a $6 million charge on the senior unsecured convertible bonds issued in July 2014, of which $5 million was a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

9.	Income Taxes

Income tax expense is as follows:

	Three months ended
	April 1, 2017	April 2, 2016
Income tax expense	(16)	(2)

In the first quarter of 2016, income tax expense was estimated applying the discrete method as opposed to the estimated annual effective tax rate method due to significant uncertainty in estimating the annual effective tax rate. In 2017, the annual estimated effective tax rate method was applied, as management believes it provides a better estimate of the expected 2017 income tax expense on interim basis. Income tax expense also included the estimated impact of provisions related to uncertain tax positions.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended
	April 1, 2017	April 2, 2016

Basic EPS

Net income (loss) attributable to parent company	108	(41)
Weighted average shares outstanding	883,492,726	878,561,830

Basic EPS	0.12	(0.05)

Diluted EPS

Net income (loss) attributable to parent company	108	(41)
Convertible debt interest, net of tax	6	-
Net income (loss) adjusted attributable to parent company	114	(41)
Weighted average shares outstanding	883,492,726	878,561,830
Dilutive effect of stock awards	8,201,305	-
Dilutive effect of convertible bonds	82,205,684	-
Number of shares used in calculating diluted EPS	973,899,715	878,561,830

Diluted EPS	0.12	(0.05)

For the three months ended April 2, 2016, there was no dilutive effect of 5,337,209 dilutive potential shares relating to Company’s stock awards plans.

For the three months ended April 2, 2016, there was no dilutive effect of the convertible bonds issued on July 3, 2014 since the conversion was out-of-the-money. Terms and conditions are described in Note 20.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the quarter ended April 1, 2017:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2016	(47)	2	(170)	544	329
Cumulative tax impact	-	-	42	-	42
December 31, 2016, net of tax	(47)	2	(128)	544	371
OCI before reclassifications	14	-	-	24	38
Amounts reclassified from AOCI	17	-	2	-	19
OCI for the quarter ended April 1, 2017	31	-	2	24	57
Cumulative tax impact	-	-	-	-	-
OCI for the quarter ended April 1, 2017, net of tax	31	-	2	24	57
April 1, 2017	(16)	2	(168)	568	386
Cumulative tax impact	-	-	42	-	42
April 1, 2017, net of tax	(16)	2	(126)	568	428

Items reclassified out of Accumulated Other Comprehensive Income for the period ended April 1, 2017 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(11)	Cost of sales
Foreign exchange derivative contracts	(1)	Selling, general and administrative
Foreign exchange derivative contracts	(5)	Research and development
	-	Income tax benefit (expense)
	(17)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(1)	Research and development (1)
Amortization of actuarial gains (losses)	(1)	Selling, general and administrative (1)
	-	Income tax benefit (expense)
	(2)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(19)	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 21.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at April 1, 2017 and December 31, 2016 are detailed in the table below:

	December 31, 2016	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	April 1, 2017
U.S. Treasury Bonds	335	-	-	-	-	-	335
Total	335	-	-	-	-	-	335
*Other Comprehensive Income

As at April 1, 2017, the Company held $335 million in U.S. Treasury bonds. The bonds had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 3.0 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at April 1, 2017, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at April 1, 2017. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at April 1, 2017	As at December 31, 2016
Trade accounts receivable	959	951
Allowance for doubtful accounts	(13)	(12)
Total	946	939

The Company enters from time to time into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at April 1, 2017 and December 31, 2016, there were no trade accounts receivable sold without recourse.

14.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	As at April 1, 2017	As at December 31, 2016
Raw materials	88	81
Work-in-process	773	756
Finished products	340	336
Total	1,201	1,173

15.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog and MEMS Group (AMG)	Others	Total
December 31, 2016	-	114	2	-	116
Foreign currency translation	-	1	-	-	1
April 1, 2017	-	115	2	-	117

16.	Other intangible assets

Other intangible assets consisted of the following:

April 1, 2017	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	619	(541)	78
Contractual customer relationships	4	(4)	-
Purchased & internally developed software	414	(356)	58
Construction in progress	52	-	52
Other intangible assets	65	(65)	-
Total	1,154	(966)	188

December 31, 2016	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	618	(534)	84
Contractual customer relationships	4	(4)	-
Purchased & internally developed software	407	(347)	60
Construction in progress	51	-	51
Other intangible assets	65	(65)	-
Total	1,145	(950)	195

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

Amortization expense was $15 million for both the first quarters 2017 and 2016.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2017	54
2018	56
2019	39
2020	22
2021	11
Thereafter	6
Total	188

17.	Property, plant and equipment

Property, plant and equipment consisted of the following:

April 1, 2017	Gross Cost	Accumulated Depreciation	Net Cost

Land	74	-	74
Buildings	796	(422)	374
Facilities & leasehold improvements	2,755	(2,512)	243
Machinery and equipment	13,102	(11,550)	1,552
Computer and R&D equipment	367	(329)	38
Other tangible assets	106	(97)	9
Construction in progress	199	-	199
Total	17,399	(14,910)	2,489

December 31, 2016	Gross Cost	Accumulated Depreciation	Net Cost

Land	73	-	73
Buildings	788	(412)	376
Facilities & leasehold improvements	2,713	(2,474)	239
Machinery and equipment	12,808	(11,415)	1,393
Computer and R&D equipment	362	(324)	38
Other tangible assets	105	(96)	9
Construction in progress	159	-	159
Total	17,008	(14,721)	2,287

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million both at April 1, 2017 and December 31, 2016.

The depreciation charge, which includes amortization for capital leases, was $139 million and $169 million for the first quarter of 2017, and 2016, respectively.

18.	Long-Term Investments

Long-Term Investments consisted of the following:

	April 1, 2017	December 31, 2016
Equity-method investments	45	45
Cost-method investments	12	12
Total	57	57

Equity-method investments

Equity-method investments as at April 1, 2017 and December 31, 2016 were as follows:

	April 1, 2017		December 31, 2016
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	45	50.0%	45	50.0%
Total	45		45

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of April 1, 2017.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Cost-method investments

Cost-method investments as at April 1, 2017 are equity securities with no readily determinable fair value. It mainly includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first quarter of 2017 and currently has no requirement or intent to provide further financial support to the joint venture.

19.	Other Non-current Assets

Other non-current assets consisted of the following:

	As at April 1, 2017	As at December 31, 2016
Available-for-sale equity securities	12	11
Trading equity securities	8	8
Long-term State receivables	419	388
Long-term receivables from third parties	1	1
Deposits and other non-current assets	27	26
Total	467	434

Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

20.	Long-term debt

Long-term debt consisted of the following:

	April 1, 2017	December 31, 2016
Funding program loans from European Investment Bank:
2.24% due 2020, floating interest rate at Libor + 1.199%	50	50
2.16% due 2020, floating interest rate at Libor + 1.056%	110	110
0.59% due 2020, floating interest rate at Euribor + 0.917%	54	53
1.79% due 2021, floating interest rate at Libor + 0.525%	150	150
1.86% due 2021, floating interest rate at Libor + 0.572%	144	144
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	567	564
1.0% due 2021 (Tranche B)	364	362
Other funding program loans:
0.32% (weighted average), due 2017-2023, fixed interest rate	15	14
Other long-term loans:
1.03% (weighted average), due 2017, fixed interest rate	1	1
0.72% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	2	2
Total long-term debt	1,458	1,451
Less current portion	(117)	(117)
Total long-term debt, less current portion	1,341	1,334

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponds to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. The bonds are convertible by the bondholders if certain conditions are satisfied or are callable by the issuer upon certain conditions, in both cases on a full-cash, full-shares or net-share settlement basis at issuer’s decision. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company.

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs totalled $69 million as at April 1, 2017 and $74 million as at December 31, 2016.

As at April 1, 2017, the holders of Tranche A bonds have full conversion rights and the conversion options were in the money.

21.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of April 1, 2017, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	Three months ended
	April 1, 2017	April 2, 2016
Service cost	(7)	(7)
Interest cost	(6)	(6)
Expected return on plan assets	5	5
Amortization of actuarial net (loss) gain	(2)	(2)
Net periodic benefit cost	(10)	(10)

	Other long-term benefits
	Three months ended
	April 1, 2017	April 2, 2016
Service cost	(1)	(1)
Interest cost	-	-
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2017 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2016.

22.	Dividends

The Annual General Meeting of Shareholders held on May 25, 2016, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment, $53 million corresponding to the third installment and $47 million corresponding to the fourth installment were paid as of April 1, 2017. The amount of $6 million presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of April 1, 2017 corresponds to the remaining portion of the fourth installment to be paid in the second quarter of 2017.

The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of $0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. The amount of $88 million corresponding to the first installment, $88 million corresponding to the second installment and $78 million corresponding to the third installment were paid during 2015. The remaining portion of $9 million related to the third installment and the fourth installment of $88 million were paid in the first half of 2016.

23.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. Through April 1, 2017, 35,355,562 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 55,256 were transferred in the first quarter of 2017.

As of April 1, 2017, the Company held 27,564,658 treasury shares.

24.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of April 1, 2017, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

25.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

          Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury.

To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at April 1, 2017, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	268	403
Currency collars	254	426

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	127

          Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and the majority of the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company might be exposed to equity security price risk. Therefore our procedures allow the Company to enter into certain hedging transactions.

For a complete description of exposure to market risks, including credit risk, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at April 1, 2017 and December 31, 2016 is presented in the table below:

	As at April 1, 2017		As at December 31, 2016
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	3	Other current assets	1

Currency collars	Other current assets	1	Other current assets	-
Currency collars	Other non-current assets	1	Other non-current assets	-
Total derivatives designated as a hedge:		5		1
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	Other current assets	1
Total derivatives not designated as a hedge:		2		1
Total Derivatives		7		2

	As at April 1, 2017		As at December 31, 2016

Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(13)	Other payables and accrued liabilities	(31)
Currency collars	Other long-term liabilities	-	Other long-term liabilities	(1)
Currency collars	Other payables and accrued liabilities	(5)	Other payables and accrued liabilities	(11)
Total derivatives designated as a hedge:		(18)		(43)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(2)
Total derivatives not designated as a hedge:		(1)		(2)
Total Derivatives		(19)		(45)

The effect on the consolidated statements of income for the three months ended April 1, 2017 and April 2, 2016, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at April 1, 2017 and December 31, 2016 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	April 1, 2017	December 31, 2016		April 1, 2017	April 2, 2016
Foreign exchange forward contracts	(9)	(24)	Cost of sales	(9)	(7)
Foreign exchange forward contracts	(1)	(2)	Selling, general and administrative	(1)	(1)
Foreign exchange forward contracts	(3)	(8)	Research and development	(3)	(2)
Currency collars	(2)	(8)	Cost of sales	(2)	(2)
Currency collars	-	(1)	Selling, general and administrative		-
Currency collars	(1)	(4)	Research and development	(2)	-
Total	(16)	(47)		(17)	(12)

A total $16 million loss deferred as at April 1, 2017 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first quarter of 2017 and 2016. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.

The effect on the consolidated statements of income for the three months ended April 1, 2017 and April 2, 2016 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		April 1, 2017	April 2, 2016
Foreign exchange forward contracts	Other income and expenses, net	3	(1)

Total		3	(1)

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $2 million (composed of $2 million amount of assets and an immaterial amount of liabilities) and liabilities for a net amount of $5 million (composed of $5 million amount of liabilities and an immaterial amount of assets) as at April 1, 2017. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $5 million and total liabilities of $14 million as at April 1, 2017.

26.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at April 1, 2017:

		Fair Value Measurements using
	April 1, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury Bonds	335	335	-	-
Equity securities classified as available-for-sale	12	12	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	5	-	5	-
Derivative instruments designated as cash flow hedge	(18)	-	(18)	-
Derivative instruments not designated as cash flow hedge	2	-	2	-
Derivative instruments not designated as cash flow hedge	(1)	-	(1)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	331	355	(12)	(12)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2016:

		Fair Value Measurements using
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury Bonds	335	335	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	1	-	1	-
Derivative instruments designated as cash flow hedge	(43)	-	(43)	-
Derivative instruments not designated as cash flow hedge	1	-	1	-
Derivative instruments not designated as cash flow hedge	(2)	-	(2)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	299	354	(43)	(12)

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and April 1, 2017 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2017	(12)
Revaluation of contingent consideration on business combination	-
April 1, 2017	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

No asset (liability) was measured at fair value on a recurring and non-recuring basis using significant unobservable inputs (Level 3) as at April 2, 2016.

The following table includes additional fair value information on other financial assets and liabilities as at April 1, 2017 and December 31, 2016:

		As at April 1, 2017		As at December 31, 2016
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents (1)	1	1,155	1,155	960	960
Long-term debt
- Bank loans (including current portion)	2	527	527	525	525
- Senior unsecured convertible bonds (2)	1	931	1,309	926	1,127

(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds.

No securities were in an unrealized loss position as at April 1, 2017 and April 2, 2016.

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Marketable securities

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

27.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•
Analog and MEMS Group (AMG), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators.

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as Set-Top-box ICs or former ST-Ericsson products.

“Others” includes all the financial values related to the Imaging Product Division (including the sensors and modules from our Time of Flight technology), Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three months ended
	April 1, 2017	April 2, 2016
Automotive and Discrete Group (ADG)	708	671
Analog and MEMS Group (AMG)	443	369
Microcontrollers and Digital ICs Group (MDG)	593	532
Others	77	41
Total consolidated net revenues	1,821	1,613

Operating income (loss) by reportable segment:

	Three months ended
	April 1, 2017	April 2, 2016
Automotive and Discrete Group (ADG)	38	39
Analog and MEMS Group (AMG)	45	2
Microcontrollers and Digital ICs Group (MDG)	60	(3)
Total operating income of product segments	143	38
Others(1)	(14)	(71)
Total consolidated operating income (loss)	129	(33)

(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products, as well as items not allocated to the segments, such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to the segments.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended
	April 1, 2017	April 2, 2016
Reconciliation to consolidated operating income (loss):
Total operating income of segments	143	38
Impairment, restructuring charges and other related closure costs	(5)	(28)
Unallocated manufacturing results	1	(15)
Operating results of other businesses	(5)	(24)
Strategic and other research and development programs and other non-allocated provisions(1)	(5)	(4)
Total operating loss Others	(14)	(71)
Total consolidated operating income (loss)	129	(33)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 8, 2017	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board